FILER:

COMPANY DATA:
COMPANY CONFORMED NAME:               ALLIANT ENERGY CORPORATE SERVICES, INC
CENTRAL INDEX KEY:
STANDARD INDUSTRIAL CLASSIFICATION:
IRS NUMBER:
STATE OF INCORPORATION:
FISCAL YEAR END:

FILING VALUES:
FORM TYPE:                            U-6B-2
SEC ACT:
SEC FILE NUMBER:
FILM NUMBER:

BUSINESS ADDRESS:
STREET 1:                             4902 N Biltmore Lane
CITY:                                 MADISON
STATE:                                WI
ZIP:                                  53718
BUSINESS PHONE:                       608-458-3311

MAIL ADDRESS:
STREET 1:                             P.O. BOX 77007
CITY:                                 MADISON
STATE:                                WI
ZIP:                                  53707




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Generation, Inc., ("AEG, Inc.")Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy de Mexico, S. de R.L. de C.V., Alliant Energy Synfuel LLC, Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES Transportation Inc."), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LP("Prairie"), RMT, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from October 1, 2003 through December 31, 2003 has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

     1. Type of the security - Inter-company borrowings by Alliant Energy Resources, Inc. from Alliant Energy Corporation

     2. Issue, renewal or guaranty - New Issues

     3. Principal amount - See Schedule 1

     4. Rate of interest - See Schedule 1

     5. Date of issue, renewal or guaranty - From October 1, 2003 through December 31, 2003

     6. If renewal of security, give date of original issue - Not Applicable

     7. Date of maturity of each security - on demand.

     8. Name of the person to whom each security was issued, renewed or guarantied: Alliant Energy Corporation

     9. Collateral given with each security: None

     10. Consideration received for each security: See Schedule 1

     11. Application of proceeds of each security: See Schedule 1

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
        a.   the provisions contained in the first sentence of 6(b),  :
        b.   the provisions contained in the fourth sentence of 6(b),  :
        c. the provisions contained in any rule of the commission other than Rule U-48, : X

     13. Not Applicable

     14. Not Applicable

     15. Exempt from provisions of 6(a) under Rule 52.


                                       ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:  February 10, 2004          By:   /s/ Steven F Price
      --------------------            ----------------------------------------
                                       Steven F Price, Assistant Treasurer









                                  Form U-6B-2
                                   Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

             PERIOD FROM OCTOBER 1, 2003 THROUGH DECEMBER 31, 2003

     1. During the period from October 1, 2003 through December 31, 2003 , Alliant Energy Resources, Inc. borrowed from Alliant Energy Corporation, its parent, to fund borrowings of participants from the Non-Utility Money Pool as follows:

   Borrowings from Parent     October         November           December
  ---------------------------------------------------------------------------
   Begin Balance           $ 119,076,998     $  109,615,061    $  480,116
   Change                  $  (9,461,937)    $ (109,134,945)   $ (142,116)
   Ending Balance          $ 109,615,061     $      480,116    $  337,999

     1(a).The weighted average interest rate for the period for all short term debt was as follows:

            October        1.650%
            November       1.650%
            December         N/A
            Quarter        1.652%


     2. During the period indicated above, SERVCO acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the amount of net short-term borrowings and (repayments) by month during the Reporting Period is:

                                            Beginning           Borrowing/           Ending
Participant                     Month        Balance           (Repayment)          Balance
-----------------------------------------------------------------------------------------------

Alliant Energy                October         720,753.84         (19,034.55)        739,788.39
Field Services                November        739,788.39         (35,149.65)        774,938.04
                              December        774,938.04         (16,404.79)        791,342.83

Alliant Energy                October       7,540,985.75        (317,334.07)      7,858,319.82
Generation, Inc               November      7,858,319.82        (229,483.06)      8,087,802.88
                              December      8,087,802.88         390,494.88       7,697,308.00

Alliant Energy                October      10,442,822.96        (519,554.73)     10,962,377.69
Integrated Services Company   November     10,962,377.69        (557,526.87)     11,519,904.56
                              December     11,519,904.56         611,678.73      10,908,225.83

Alliant Energy                October      10,165,308.20       1,091,348.00       9,073,960.20
Integrated Services Company   November      9,073,960.20      (2,619,778.64)     11,693,738.84
Energy Management LLC         December     11,693,738.84        (122,259.70)     11,815,998.54

Alliant Energy                October       4,912,712.39        (111,600.28)      5,024,312.67
Integrated Services Company   November      5,024,312.67        (215,236.19)      5,239,548.86
Energy Solutions LLC          December      5,239,548.86         (29,160.70)      5,268,709.56

Alliant Energy                October     333,499,169.18      24,490,725.80     309,008,443.38
International, Inc.           November    309,008,443.38       9,276,374.47     299,732,068.91
                              December    299,732,068.91      22,867,329.08     276,864,739.83

Alliant Energy                October      50,544,662.89      (2,240,902.46)     52,785,565.35
Investments, Inc.             November     52,785,565.35      (1,475,339.21)     54,260,904.56
                              December     54,260,904.56     (10,103,520.31)     64,364,424.87

A E Op De Mexico,             October         325,229.22          (2,759.85)        327,989.07
S De Rl De CV                 November        327,989.07          (1,673.61)        329,662.68
                              December        329,662.68          (1,754.87)        331,417.55

Alliant Energy                October      16,837,343.87      (6,728,282.24)     23,565,626.11
Synfuel LLC                   November     23,565,626.11      (1,736,821.29)     25,302,447.40
                              December     25,302,447.40       4,683,540.78      20,618,906.62

Alliant Energy                October        (611,720.65)         14,439.93        (626,160.58)
Transportation, Inc.          November       (626,160.58)             62.17        (626,222.75)
                              December       (626,222.75)         87,978.56        (714,201.31)

Cedar Rapids &                October      (1,984,427.08)        484,749.63      (2,469,176.71)
Iowa City Railway             November     (2,469,176.71)        627,856.16      (3,097,032.87)
                              December     (3,097,032.87)       (349,134.82)     (2,747,898.05)

Energys, Inc.                 October         132,507.17            (738.02)        133,245.19
                              November        133,245.19           6,554.77         126,690.42
                              December        126,690.42         126,690.42                  -

Energy Performance Services   October      16,935,045.11        (294,626.34)     17,229,671.45
                              November     17,229,671.45         585,425.71      16,644,245.74
                              December     16,644,245.74           1,227.32      16,643,018.42

EUA Cogenex                   October      78,192,363.00        (328,582.02)     78,520,945.02
                              November     78,520,945.02        (829,257.74)     79,350,202.76
                              December     79,350,202.76      (2,030,012.63)     81,380,215.39
                                                                          -
Heartland Energy              October      19,392,266.17     (15,919,820.10)     35,312,086.27
Group                         November     35,312,086.27      (6,394,907.48)     41,706,993.75
                              December     41,706,993.75       2,456,454.25      39,250,539.50

HES                           October       2,406,753.12         (13,038.35)      2,419,791.47
                              November      2,419,791.47         111,091.23       2,308,700.24
                              December      2,308,700.24          24,958.34       2,283,741.90

IEA Delaware                  October      11,271,871.90          38,096.42      11,233,775.48
                              November     11,233,775.48         390,589.38      10,843,186.10
                              December     10,843,186.10         223,178.74      10,620,007.36

IEI Barge                     October      (2,388,859.70)        189,518.63      (2,578,378.33)
Services, Inc.                November     (2,578,378.33)        (95,099.52)     (2,483,278.81)
                              December     (2,483,278.81)       (417,375.97)     (2,065,902.84)

Industrial Energy             October      19,473,551.38         583,412.75      18,890,138.63
Applications, Inc.            November     18,890,138.63          25,186.53      18,864,952.10
                              December     18,864,952.10        (280,707.87)     19,145,659.97

Iowa Land & Building          October      (7,711,636.26)        627,432.28      (8,339,068.54)
Company                       November     (8,339,068.54)        234,456.02      (8,573,524.56)
                              December     (8,573,524.56)        533,255.78      (9,106,780.34)

Prairie Ridge                 October          40,773.08            (510.86)         41,283.94
Business Park, L.P.           November         41,283.94            (235.68)         41,519.62
                              December         41,519.62            (237.71)         41,757.33

RMT, Inc.                     October     (12,578,197.69)     (1,391,908.15)    (11,186,289.54)
                              November    (11,186,289.54)      1,565,438.29     (12,751,727.83)
                              December    (12,751,727.83)      3,163,745.92     (15,915,473.75)

Transfer                      October        (317,220.09)         11,881.93        (329,102.02)
Services, Inc.                November       (329,102.02)         10,512.84        (339,614.86)
                              December       (339,614.86)         41,263.14        (380,878.00)

Village Lakeshares,           October         775,256.15          39,188.06         736,068.09
Inc.                          November        736,068.09          41,711.52         694,356.57
                              December        694,356.57          22,249.58         672,106.99

Williams Bulk                 October       4,503,576.66           4,203.85       4,499,372.81
Transfer                      November      4,499,372.81         (48,460.91)      4,547,833.72
                              December      4,547,833.72          73,208.99       4,474,624.73




     3. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

     4. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

          a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

          b. Alliant Energy Generation, Inc. - Holding Company for the domestic non-regulated generating investments of Alliant Energy Resources, Inc.

          c.   Alliant Energy Integrated Services Company - Holding Company.

          d.   Alliant  Energy  Integrated   Services-Energy  Management  LLC  -
               Provides energy information services.

          e.   Alliant  Energy  Integrated   Services-Energy   Solutions  LLC  -
               Provides energy consulting and solutions.

          f. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

          g. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

          h. Alliant Energy de Mexico, S de R L de C. V. - Holding company which exists to operate a utility at a resort development in the state of Sonora.

          i. Alliant Energy Synfuel LLC -Investment in a facility that converts coal to a synthetic coal.

          j. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

          k. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

          l. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

          m.   Energys, Inc. - Installation and service of energy systems.

          n. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

          o. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

          p. Heartland Energy Group - Natural gas commodity and management services company.

          q.   HES - Holding company with an ownership in ReGenCo LLC.

          r. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

          s.   IEI Barge Services Inc. - Barge terminal and hauling services.

          t. Industrial Energy Applications, Inc. - Commodities-based energy services.

          u.   Iowa Land & Building Company - Real estate purchasing.

          v.   Prairie Ridge Business Park, LP - Real estate holding company.

          w.   RMT, Inc. - Environmental consulting and engineering.

          x. Transfer Services, Inc. (formerly IES Transfer Services Inc)- Operates storage facilities.

          y.   Village Lakeshares Inc. - Real estate and community development.

          z. Williams Bulk Transfer - Bulk materials transloading & storage facility